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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUM
8-39856

RECEIVED MAR 0 2 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 AND ENDING 12/31/20
MM/DD/YY MM

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Windsor Associates,L.P.

OFFIC
22977
FIRM

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 E. 63rd St. Suite EPHD

(No. and Street)

New York, NY 10021

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Manko (212) 317-2510

(Area Code – Telephone Num.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Matthews & Co. LLP

(Name – *if individual, state last, first, middle name*)

270 Madison Ave 16th Floor, NY,NY 10016

(Address) (City) (State) (Zip C

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Manko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Windsor Associates, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

JEFFREY M. DRAUGHON
Notary Public, State of Florida
My comm. expires May 14, 2008
No. DD 117405

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW WINDSOR ASSOCIATES, L.P.

Statement of Financial Condition
December 31, 2004

NEW WINDSOR ASSOCIATES, L.P.
Contents
December 31, 2004

Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Financial Statement	3-4

MATTHEWS & CO, LLP

Certified Public Accountants

270 Madison Avenue, 16th Floor
New York, New York 10016
Telephone (212) 293-5100
Fax (212) 293-5560

INDEPENDENT AUDITORS' REPORT

To the Partners' of
New Windsor Associates, L.P.

We have audited the accompanying statement of financial condition of New Windsor Associates, L.P. (a limited partnership) as of December 31, 2004. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of New Windsor Associates, L.P. (a limited partnership) as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Matthews & Co LLP

February 2, 2005

NEW WINDSOR ASSOCIATES, L.P.
Statement of Financial Condition

December 31, 2004

ASSETS

Cash	$	2,313
Receivable from broker		1,340,353
Securities owned - at market value		404,504
Other assets		18,550
Total Assets	$	1,765,720

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Securities sold, but not yet purchased - at market value	$	770,431
Accounts payable and accrued expenses		23,719
Total Liabilities		794,150
Partners' Capital		971,570
Total Liabilities and Partners' Capital	$	1,765,720

The accompanying notes are an integral part of this financial statement.

NEW WINDSOR ASSOCIATES, L.P.
Notes to Financial Statement

December 31, 2004

1 Organization and Nature of Business

New Windsor Associates, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc and was organized as a limited partnership principally to conduct the business of trading in options and other marketable securities.

2 Summary of Significant Accounting Policies

Securities Transactions
The Partnership records income from proprietary securities transactions and the related revenue and expenses on a trade-date basis.

Securities owned and options written are stated at quoted market values with the resulting unrealized gains and losses reflected in income.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk
The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts.

Income Taxes
No provision for federal, state and local income taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their shares of the Partnership's income or loss.

3 Receivable from broker

The clearing and depository operations for the Partnership's securities transactions are provided by one broker pursuant to a clearance agreement. At December 31, 2004, the amount receivable from the broker consisted of cash of $1,340,353.

(Continued)

NEW WINDSOR ASSOCIATES, L.P.
Notes to Financial Statement

4 Derivative Financial Instruments

The Partnership's activities include the purchase and sale of stock market options. Stock market options are settled in cash based on the difference between the contract price and the market settlement price.

The Partnership's exposure to credit risk is represented by the fair value of derivative assets held. Substantially all of the options are traded on national exchanges. Counterparty performance is guaranteed by the Options Clearing Corporation. All of the derivatives are subject to market risk.

The following summarizes derivative financial instruments held:

	Fair Value at Year End		Average Fair Values	
	Assets	Liabilities	Assets	Liabilities
Stock Market Options	$ 2,755	$ -	$ 516,130	$ 88,350

5 Net Capital Requirement

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Partnership has elected to compute its net capital under the alternative method permitted by the Rule, which requires the Partnership to maintain minimum net capital, as defined, of $100,000. As of December 31, 2004, the Partnership had net capital of $841,268, which exceeded its requirement of $100,000 by $741,268.

6 Related Party Transactions

Included in other assets is a nonvoting interest in the clearing broker through which the Partnership clears its proprietary transactions.